Exhibit 99.1

Alps Group Inc Reports Fiscal Year 2026 Financial Results and Provides Business Update

Revenue Grew 44% to $4.9 Million, Led by Continued Growth Across Cellular Therapy, Medical Testing, Laboratory and Aesthetics Beauty Services, and Healthcare Products

Began Trading on the Nasdaq Global Market Under the Ticker Symbol “ALPS” in October 2025, Marking the Company’s Transition to the U.S. Public Markets

KUALA LUMPUR, Malaysia – August 7, 2026 – Alps Group Inc (“Alps” or “the Company”) (Nasdaq: ALPS), an integrated biotechnology platform headquartered in Malaysia, today announced its financial results for the year ended March 31, 2026, and provides a business update. The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2026. Alps’ Form 20-F can be accessed on the “Investors Relations” section of its website at https://investor.alps-holdings.com/, as well as on the SEC’s website at www.sec.gov. Shareholders may also request a hard copy of the Form 20-F annual report that includes audited financial statements, free of charge, by sending an e-mail to Alps’ IR firm at alps@kcsa.com.

“Fiscal year 2026 was a transformational year for Alps. We completed our Business Combination with Globalink Investment Inc. and began trading on the Nasdaq Global Market under the ticker symbol ‘ALPS,’ giving us a stronger platform to execute against our long-term strategy,” said Dr. Tham Seng Kong, Managing Director and Group Chief Executive Officer of Alps Group Inc. “At the same time, we grew revenue 44% year-over-year, advanced our cellular therapy pipeline and sharpened our research and development focus on the areas where we see the greatest opportunity to deliver value for patients and shareholders.”

Fiscal Year 2026 Business Highlights

●	Completed the Business Combination with Globalink in October 2025 and began trading on the Nasdaq Global Market (Nasdaq) under the ticker symbol “ALPS”.
●	Strengthened its leadership team with appointment of Cheing Lye-Ping (Penny) as Chief Financial Officer.
●	Advanced its Natural Killer (NK) Cell Therapy program, MyImmune, completing the optimization phase and progressing toward process validation.
●	Identified a potential expansion of its exosome-based therapeutic pipeline beyond its existing CELESOME(+) program, following a case series on nebulized exosome therapy in asthma and chronic obstructive pulmonary disease patients.

Recent Developments

●	Expanded MyGenome Sdn. Bhd.’s laboratory accreditation to include Whole Genome Sequencing (WGS) under MS ISO 15189:2022, positioning MyGenome among a select group of genomics laboratories in Southeast Asia delivering WGS under internationally recognized clinical laboratory standards.
●	Entered into a Research Consultancy and Collaboration Agreement, through subsidiary MyGenome Sdn. Bhd., to establish a clinically validated Patient-Derived Organoid (PDO) platform in Malaysia.
●	Appointed Lee Hee Hang, a former Partner at Ernst & Young LLP, to the Board of Directors, bringing deep audit and financial governance expertise to the Company’s Audit and Compensation Committees.

Fiscal Year 2026 Financial Results

●	Revenue increased 44% to $4.9 million for the year ended March 31, 2026, compared to $3.4 million for the year ended March 31, 2025.

○	Net loss for the year ended March 31, 2026 was $2.1 million, compared to $2.6 million for the year ended March 31, 2025.

●	Net loss per share, basic and diluted, was $(0.02) for both the year ended March 31, 2026, and the year ended March 31, 2025.
●	Gross profit increased to $1.6 million for the year ended March 31, 2026, compared to $1.3 million in the prior year.
●	Gross margin was approximately 32% for the fiscal year 2026, compared to 39% for fiscal year 2025, reflecting the growing contribution of Alps’ aesthetic services business, which carries profit-sharing arrangements recorded within cost of sales, and a shift in overall revenue mix.
●	Research and development expenses were $61,155 for the year ended March 31, 2026, compared to $169,987 for the year ended March 31, 2025, as Alps concentrated its research spending on priority programs — NK Cell Therapy (MyImmune), MYCELEST and mRNA diagnostics — and discontinued development of its COVID-19 mRNA vaccine candidate during the year.
●	Other operating expenses increased to $1.2 million for the year ended March 31, 2026, compared to $1.1 million for the year ended March 31, 2025.
●	Administrative expenses were $3.5 million for the year ended March 31, 2026, compared to $2.4 million for the year ended March 31, 2025. Professional fees relating to the Business Combination totaled $1,155,458, representing 33% of total administrative expenses for the year.

About Alps Group Inc

Alps Group Inc is a revenue-generating integrated biotechnology platform headquartered in Malaysia, operating across cell manufacturing, molecular diagnostics, and clinical delivery. Alps leverages revenue from its commercial businesses to support its clinical pipeline development, with a mission to make advanced precision medicine accessible and affordable across Southeast Asia.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on August 6, 2026, and in other documents that the Company may file or furnish with the SEC, which you are encouraged to read. This press release should be read in conjunction with the audited consolidated and combined financial statements and related notes included in that Annual Report on Form 20-F. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

Philip Carlson

KCSA Strategic Communications

Phone: 212.896.1233

Email: Alps@kcsa.com

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026, 2025 and 2024

Basis of Presentation

The financial information in this press release is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Business Combination completed in October 2025 was accounted for as a capital reorganization. Percentages and dollar amount in the narrative above are rounded.

The following table summarizes the consolidated and combined results of operations for the fiscal years ended March 31, 2026, 2025 and 2024:

	2026	2025	2024
	USD	USD	USD

Revenue	4,856,320	3,371,037	2,403,552
Cost of sales	(3,298,046)	(2,069,772)	(1,804,622)

Gross profit	1,558,274	1,301,265	598,930
Other operating income	1,331,816	31,282	49,977
Finance income	3,856	123	-
Distribution expenses	(205,601)	(273,487)	(160,855)
Administrative expenses	(3,497,725)	(2,400,790)	(1,929,680)
Other operating expenses	(1,235,928)	(1,128,526)	(917,524)
Share results of associate	14,449	(10,760)	3,421

	(2,030,859)	(2,480,893)	(2,355,731)
Finance costs	(50,459)	(48,283)	(42,844)

Loss before tax	(2,081,318)	(2,529,176)	(2,398,575)
Income tax expense	(5,137)	(95,562)	7,414

Loss for the financial year	(2,086,455)	(2,624,738)	(2,391,161)

Other comprehensive (loss)/income, net of income tax
Changes in fair value of other investment	(76,988)	-	-
Foreign currency translation	(145,949)	57,830	(121,298)

Total comprehensive loss for the year	(2,345,525)	(2,566,908)	(2,512,459)

Revenue

	2026	2025	2024
	USD	USD	USD

Cellular therapy	883,016	586,440	407,443
Medical testing, laboratory and aesthetics beauty services	3,149,193	2,617,110	1,755,910
Consultation fee	92,331	157,467	232,173
Sales of medicine and healthcare product	731,780	10,020	8,026

	4,856,320	3,371,037	2,403,552

Cash Flows for the Fiscal Year Ended March 31, 2026, 2025 and 2024

The following table sets forth a summary of our cash flow for the year ended March 31, 2026, 2025 and 2024:

	2026	2025	2024
	USD	USD	USD

Summary consolidated cash flows
Net cash used in operating activities	(2,575,649)	(1,608,785)	(1,366,743)
Net cash used in investing activities	(64,490)	(100,062)	(1,714,272)
Net cash generated from financing activities	2,931,489	1,866,596	3,278,576
Net increase in cash and cash equivalents	291,350	157,749	197,561
Effect of exchange differences	(2,809)	(299,284)	1,092
Cash and cash equivalents at beginning of year	318,932	460,467	261,814
Cash and cash equivalents at end of year	607,473	318,932	460,467

ALPS GROUP INC AND ITS SUBSIDIARIES

Consolidated and Combined Statements of Financial Position as at March 31, 2026 and 2025

(Audited)

	Note	2026	2025
		USD	USD

ASSETS
Non-Current Assets
Property, plant and equipment	5	2,161,206	2,378,025
Right-of-use assets	6	533,493	940,155
Intangible assets	7	616,569	728,313
Other investments	8	1,664,593	-
Investment in associates	9	18,606	1,596,176

Total Non-Current Assets		4,994,467	5,642,669

Current Assets
Inventories	10	492,877	556,215
Trade receivables	11	135,187	45,528
Other receivables, deposits and prepayments	12	423,665	295,015
Amount due from associates	13(b)(i)	27,393	18,435
Tax recoverable		288,328	256,843
Cash and bank balances		607,473	318,932

Total Current Assets		1,974,923	1,490,968

Total Assets		6,969,390	7,133,637

EQUITY AND LIABILITIES
Capital and Reserves
Share capital	14	16,640	580
Merger reserves	15	10,679,360	10,463,980
Accumulated losses		(13,173,667)	(11,165,239)
Fair value reserve	16	(76,988)	-
Foreign translation reserve	17	(369,963)	(187,881)

Equity Attributable to the Owners of the Company		(2,924,618)	(888,560)
Non-controlling interests		(305,383)	(227,356)

Capital Deficiencies		(3,230,001)	(1,115,916)

Non-Current Liabilities
Amount due to directors	13(b)(ii)	4,398,453	-
Lease liabilities	18	176,410	738,245
Deferred tax liabilities	19	22,883	21,561
Warrant liability	20	125,528	-

Total Non-Current Liabilities		4,723,274	759,806

Current Liabilities
Trade payables	21	349,799	321,350
Other payables and accruals	22	3,455,153	878,421
Amount due to associates	13(b)(i)	132,468	20,763
Amount due to directors	13(b)(ii)	1,155,835	5,972,257
Lease liabilities	18	382,862	223,630
Tax liabilities		-	73,326

Total Current Liabilities		5,476,117	7,489,747

Total Liabilities		10,199,391	8,249,553

Total Equity and Liabilities		6,969,390	7,133,637